UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         SHURGARD STORAGE CENTERS, INC.
       -------------------------------------------------------------------
                                (Name of Issuer)

                     Class A Common Stock, $0.001 Par Value
       -------------------------------------------------------------------
                         (Title of Class of Securities)

                                    82567D104
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                                 (CUSIP Number)

       David Goldberg, 701 Western Avenue, Glendale, California 91201-2349
                             818/244-8080, ext. 529
       -------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 1, 2000
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             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
  CUSIP No. 82567D104

 1    Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)
             Public Storage, Inc.
             95-3551121

 2    Check the Appropriate Box if a Member of a Group*
                                         a. [ ]
                                         b. [ ]

 3    SEC Use Only

 4    Source of Funds*


 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

 6    Citizenship or Place of Organization
             California

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
 WITH
                  7    Sole Voting Power
                         1,805,875

                  8    Shared Voting Power
                         N/A

                  9    Sole Dispositive Power
                         1,805,875

                  10   Shared Dispositive Power
                         N/A

 11   Aggregate Amount Beneficially Owned by Each Reporting Person
          1,805,875

 12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

 13   Percent of Class Represented by Amount in Row (11)
          6.2%

 14   Type of Reporting Person*
          CO

   * SEE INSTRUCTIONS BEFORE FILLING OUT!

        The Statement on Schedule 13D dated February 22, 2000 (the "Schedule 13D") filed by Public Storage, Inc. ("PSI"), relating to the Class A Common Stock, $0.001 par value (the "Shares"), of Shurgard Storage Centers, Inc. (the "Issuer"), is amended by this Amendment No. 1 as set forth below. Defined terms that are not defined herein have the meanings assigned to those terms in the
Schedule 13D.

Item 4. Purpose of Transaction
------------------------------

        Item 4 of the Schedule 13D is supplemented by adding the following:

        In mid-April 2000, representatives of PSI met with representatives of Issuer in Seattle, Washington to discuss the acquisition of Issuer by PSI based on the value of Issuer's assets plus a premium above the asset value to be negotiated by the parties. Issuer's representatives did not inquire as to the size of this premium or demonstrate any interest in negotiating a satisfactory premium or any other aspect of a possible transaction. Following the mid-April 2000 meeting there were no further discussions relating to a possible acquisition until, in late April 2000, a representative of Issuer telephoned a representative of PSI to inform him that Issuer's board of directors had no interest in selling.

Item 5. Interest in Securities of the Issuer
--------------------------------------------

        Item 5 of the Schedule 13D is supplemented as follows:

        (a) As of May 1, 2000, PSI owned 1,805,875 Shares, which constituted approximately 6.2% of the total number of Shares outstanding.

        (b) PSI has the sole power to vote and the sole power to dispose of all of the 1,805,875 Shares owned by it.

        (c) During the 60-day period ending on May 1, 2000, PSI purchased or sold the number of Shares in the transactions, on the transaction dates and at the prices per Share (not including commissions) set forth below:


                      No. of Shares      No. of          Price        Type of
Transaction Date        Purchased      Shares Sold     Per Share    Transaction
----------------      -------------    ------------    ---------    -----------

3-03-2000                78,000                        $23.7500     Open Market
3-31-2000                 1,200                         24.8750     Open Market
4-04-2000                 1,500                         24.8750     Open Market
5-01-2000                                 116,700       25.7500     Open Market
5-01-2000                                   3,000       25.8125     Open Market
5-01-2000                                   5,400       25.8750     Open Market
5-01-2000                                   9,500       25.9375     Open Market


        To the best of PSI's knowledge, except as disclosed herein, PSI does not have beneficial ownership of any Shares as of May 1, 2000 and has not engaged in any transaction in any Shares during the 60-day period ending May 1, 2000.

        (d) Except as disclosed herein, no other person is known to PSI to have the right to receive or the power to direct receipt of distributions from, or the proceeds for the sale of, the Shares beneficially owned by PSI.

                                   SIGNATURES

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 1, 2000


                                       PUBLIC STORAGE, INC.


                                       By:  /S/ DAVID GOLDBERG
                                           -----------------------------
                                           David Goldberg
                                           Senior Vice President and
                                           General Counsel